SECURITI [barcode] ON

15026251

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JUN 0 2015

SEC RECEIVED PROCESSING JUN - 1 2015 WASH., D.C. 196 SECTION

SEC FILE NUMBER
8- 17078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/14** (MM/DD/YY) AND ENDING **03/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Avalon Investment & Securities Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Avalon Avenue, Suite 200
(No. and Street)

Muscle Shoals	**AL**	**35661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Das A. Borden **256-381-7840**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley & Adams, PC
(Name – *if individual, state last, first, middle name*)

PO Box 2179	**Decatur**	**AL**	**35602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

92 6/12/15

OATH OR AFFIRMATION

I, Das A. Borden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Investment & Securities Group, Inc., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~President~~t/CEO

Title

PAM OLIVER NOTARY PUBLIC ALABAMA STATE AT LARGE

Notary Public MCE: 10/21/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON INVESTMENT & SECURITIES GROUP, INC.

ANNUAL REPORT

FORM X-17A-5

March 31, 2015

AVALON INVESTMENT & SECURITIES GROUP, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Avalon Investment & Securities Group, Inc.

We have audited the accompanying financial statements of Avalon Investment & Securities Group, Inc. (an Alabama corporation), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Avalon Investment & Securities Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Avalon Investment & Securities Group, Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the Unites States of America.

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II), and the Information for Possession or Control Requirements Under Rule 15c3-3 (Schedule III) has been subjected to audit procedures performed in conjunction with the audit of Avalon Investment & Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of Avalon Investment & Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Byrd, Smalley & Adams, P.C.
Decatur, Alabama
May 28, 2015

Avalon Investment & Securities Group, Inc.
STATEMENT OF FINANCIAL CONDITION
March 31,

		2015
ASSETS		
Current Assets		
Cash	$	23,967
Accounts receivable		117,250
Prepaid expenses		1,225
Investments		14,172
Total Current Assets		156,614
TOTAL ASSETS	$	156,614
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Payable to brokers	$	103,990
Accounts payable and accrued liabilities		8,860
Other payables		3,690
Total Current Liabilities		116,540
Stockholders' Equity		
Common Stock, $10.00 par value per share, 400 shares authorized, 100 shares issued & outstanding		1,000
Additional paid in capital		66,579
Retained Earnings		(27,505)
Total Stockholders' Equity		40,074
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	156,614

The accompanying notes are an integral part of these financial statements

Avalon Investment & Securities Group, Inc.

STATEMENT OF INCOME

For the year ended March 31,

	2015
REVENUE	
Commissions and Concessions:	
Variable Products	$ 451,556
Mutual Funds	305,496
TOTAL REVENUE	757,052
OPERATING EXPENSES	
Administration expenses	64,292
Audit and tax preparation	6,519
Bank charges	324
Commissions	548,562
Consulting	114,900
Contract labor	7,072
Dues and assessments	2,777
Internet	3,059
Licenses and permits	2,393
Miscellaneous expenses	1,405
Other taxes	1,085
Postage, printing, deliver and reproduction	9,044
Rent	13,920
Repairs	286
Supplies	8,043
Telephone	7,604
Travel	4,798
TOTAL OPERATING EXPENSES	796,083
INCOME (LOSS) FROM OPERATIONS	(39,031)
OTHER INCOME (EXPENSES)	
Interest income	11
Dividends -NASDAQ Stock	174
Administrative processing fee	4,437
TOTAL OTHER INCOME	4,622
INCOME (LOSS) BEFORE INCOME TAXES	(34,409)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	(34,409)
OTHER COMPREHENSIVE INCOME	
Unrealized gain on securities	3,090
TOTAL COMPREHENSIVE INCOME	$ (31,319)

The accompanying notes are an integral part of these financial statements.

Avalon Investment & Securities Group, Inc.
STATEMENT OF CASH FLOWS
For the year ended March 31,

		2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(34,409)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable		39,988
(Increase) decrease in prepaid expenses		2,075
Increase (decrease) in accounts payable		2,329
Increase (decrease) in other payable		411
Increase (decrease) in commission payable		(33,725)
Total adjustments		11,078
Net cash provided (used) by operating activities		(23,331)
Net increase (decrease) in cash and cash equivalents		(23,331)
Cash and cash equivalents at beginning of year		47,299
Cash and cash equivalents at end of year	$	23,967
Cash paid for income taxes	$	400

The accompanying notes are an integral part of these financial statements.

Avalon Investment & Securities Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended March 31,

		2015
Stockholders' Equity, Beginning of Period	$	71,393
Total Comprehensive Income		(31,319)
Stockholders' Equity, End of Period	$	40,074

The accompanying notes are an integral part of these financial statements.

Avalon Investment & Securities Group, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the year ended March 31,

	2015
Balance, Beginning of Period	$ -
Increases (Decreases)	-
Balance, End of Period	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is an Alabama corporation operating as a broker/dealer licensed to sell mutual funds and various insurance products (including variable annuities, variable universal live, etc.) and direct participation programs. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company earns commissions from the purchase of investment products by its customers. It also receives additional compensation, on an annual, quarterly, or monthly basis, for continuing management of the assets.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Three years of tax returns are open for review by the Internal Revenue Service.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at March 31,

	2015
Mutual Fund Commissions	$ 6,758
Variable Annuity Commissions	11,904
Trails Commissions--Mutual Funds	53,010
Trails Commissions--Variable Annuities	45,578
Total Accounts Receivable	$ 117,250

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 INVESTMENTS IN EQUITY SECURITIES

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale				
Equity Securities	8,100	6,072	-	14,172

Available for sale securities are carried in the financial statements at fair value. Net unrealized holding gains on available-for-sale securities in the amount of $3,090 for the year ended March 31, 2015, has been included in accumulated other comprehensive income.

NOTE 5 FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (FASC) Section 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASC Section 820-10, are used to measure fair value.

NOTE 5 FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following tables present the Company's fair value hierarchy for those assets and

Description	3/31/2015	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Gains (losses)
Recurring fair value measurements					
Available for sale securities:					
Equity securities	14,172	14,172	-	-	6,072

NOTE 6 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The company maintains bank balances at a financial institution located in Muscle Shoals, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At March 31, 2015, the company had no uninsured balances.

NOTE 7 INCOME TAXES

The Company incurred a Net Operating Loss carry forward for the year ending March 31, 2015, that will be applied against future taxable income. The NOL carry forward expires March 31, 2035.

NOTE 8 OPERATING LEASE

The Company leases its office on a month-to-month basis. The monthly rent is $1,160. The Company's sole shareholder is the manager of the property; however, he has no ownership in the property.

NOTE 9 RELATED PARTY TRANSACTIONS

No related party transactions at March 31, 2015.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $23,299 which was $15,531 in excess of its required net capital of $7,768

NOTE 11 CONTINGENCIES AND RISK

The Company remains self-insured. As a result, any judgment against the Company from litigation arising subsequent to date of occurrence could adversely affect the Company's results of operations.

NOTE 12 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 28, 2015, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Avalon Investment & Securities Group, Inc.
COMPUTATION OF NET CAPITAL
SCHEDULE I
March 31,

	2015
Total stockholders' equity from Statement of Financial Condition	$ 40,074
Deduct stockholders' equity not allowable for Net Capital	-
Total stockholders' equity qualified for Net Capital	40,074
Deductions and/or changes:	
Nonallowable assets from Statement of Financial Condition	
Prepaid expenses	1,225
Commissions receivable	13,259
Total nonallowable assets from Statement of Financial Condition	14,485
Net Capital, before haircuts on securities positions	25,591
Haircut on securities: other securities	2,292
Net Capital	23,299
Net Capital Requirement	7,768
Excess Net Capital	$ 15,531

Avalon Investment & Securities Group, Inc.
RECONCILIATION OF NET CAPITAL
SCHEDULE I CONTINUED
March 31, 2015

There were no changes from FOCUS report filed and Audited Financial Statement.

Avalon Investment & Securities Group, Inc.
COMPUTATION OF AGGREGATE INDEBTEDNESS
SCHEDULE I - CONTINUED
March 31,

		2015
Total liabilities from Statement of Financial Condition	$	116,540
Less: Non-Aggregate Indebtedness		-
Total Aggregate Indebtedness	$	116,540

Avalon Investment & Securities Group, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
SCHEDULE II
March 31, 2015

The firm of Avalon Investment & Securities Group, Inc. is exempt from SEC Rule 15c3-3 (k)(1) (the Customer Protection Rule) due to limited business (mutual funds and /or variable annuities only).

Avalon Investment & Securities Group, Inc.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

SCHEDULE III

March 31, 2015

The firm of Avalon Investment & Securities Group, Inc. is exempt from SEC Rule 15c3-3 (k)(1) due to limited business (mutual funds and /or variable annuities only).

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Avalon Investment & Securities Group, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Avalon Investment & Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avalon Investment & Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:2(i) - the firm conducts limited business (mutual funds and/or variable annuities only). And (2) Avalon Investment & Securities Group, Inc. stated that Avalon Investment & Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Avalon Investment & Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avalon Investment & Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such and opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Byrd, Smalley & Adams, P.C.
Decatur, Alabama
May 28, 2015

Avalon Investment & Securities Group, Inc.
EXEMPTION REPORT UNDER RULE 15c3-3
March 31, 2015

Avalon Investment & Securities Group, Inc., (the "Company") is a registered broker-dealer subject to SEC Rule 17a-5. This exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1)and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R.§ 240.15(c)3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3(k)(1).

The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

AVALON INVESTMENT & SECURITIES GROUP, INC.

I, Das A. Borden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Date: May 28, 2015

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Independent Accountants' Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015 which were agreed to by Avalon Investment & Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Avalon Investment & Securities Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Avalon Investment & Securities Group, Inc.'s management is responsible for the Avalon Investment & Securities Group, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams P.C.

Decatur, Alabama
May 28, 2015

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA
Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Independent Accountant's Report on Applying Agreed-Upon Procedures

Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

We have performed the procedures enumerated below, which were agreed to by Avalon Investment & Securities Group, Inc., (Avalon) solely to assist you in reviewing Avalon's compliance with its Anti-Money Laundering Program for the year ended March 31, 2015. Avalon is responsible for the sufficiency of the procedures enumerated below pursuant to the Anti-Money Laundering Act. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

We tested the AML procedures/policies of Avalon Investment & Securities Group, Inc. as of March 31, 2015. Our testing included (1) reviewing the Company's AML Program for Compliance and Supervisory Procedures, (2) testing new account procedures, and (3) inquiry of the AML procedures with the client.

We reviewed the Company's AML Program and compared it with the FDIC's guidelines for policies and procedures. The AML program contained all components required by the FDIC and FINRA including, but not limited to verifying client identification and checking the OFAC list. The Company does not directly receive money from individuals.

Furthermore, through inquiry of the responsible company personnel, we evaluated the AML procedures that were used for every new client account and noted those procedures met all requirements of the policy. As a part of those inquiries, we determined that continuing employee education/training takes place once a month.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on Avalon's compliance with its Anti-Money Laundering Program. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avalon and its managements and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams P.C.
Decatur, Alabama
May 28, 2015